December 2, 2007

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
     Attention: Chanda DeLong

Re:	Mizati Luxury Alloy Wheels
Registration Statement on Form 10
Filed November 26, 2008
File No. 000-53509

Dear Ms. Delong:

Mizati Luxury Alloy Wheels, Inc. (the "Company") hereby respectfully requests the immediate withdrawal of its registration statement on Form 10 (File No. 000-53509), filed with the Securities and Exchange Commission (the "Commission") on November 26, 2008, together with all exhibits thereto (collectively, the "Registration Statement").

If you have any questions regarding this request for withdrawal, please do not hesitate to contact our attorneys, New Venture Attorneys, P.C. at (916) 782-1424.

Very truly yours,

/s/ Hazel Chu